Exhibit 4.1

Description of the Registrant’s Securities

The following summary of the Registrant’s equity securities is based on and qualified by the Registrant’s Amended and Restated Articles of Incorporation (the “Amended Articles of Incorporation) and Bylaws. For a complete description of the terms and provisions of the Registrant’s equity securities, refer to the Amended and Restated Articles of Incorporation and Bylaws, both of which are incorporated by reference in this Annual Report on Form 10-K.

General

The total number of shares of capital stock of all classes of which the Registrant has authority to issue is two billion (2,000,000), all having a par value of One-Tenth of One Cent ($0.001) per share, consisting of the following: (a) one billion nine hundred seventy million (1,970,000,000) shares of voting common stock (the “Voting Common Stock”); (b) twenty million (20,000,000) shares of non-voting common stock (the “Non-Voting Common Stock” and together with the Voting Common Stock, the “Common Stock”; and (c) ten million (10,000,000) shares of preferred stock (the “Preferred Stock”).

Description of Voting Common Stock

In the event of liquidation, holders of the shares of Voting Common Stock are entitled to participate equally per share in all of the Registrant’s assets, if any, remaining after the payment of all liabilities and any liquidation preference on the Registrant’s Preferred Stock if any is outstanding. Holders of the shares of Voting Common Stock are entitled to such dividends as the Board of Directors, in its discretion, may declare out of funds available therefor, subject to any preference in favor of outstanding shares of Preferred Stock, if any.

The holders of shares of Voting Common Stock are entitled to one vote for each share held of record in each matter submitted to a vote of shareholders. Cumulative voting is mandatory in the election of directors. A majority of the outstanding shares of stock entitled to vote constitutes a quorum at any shareholder meeting. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action. There are no preemptive or other subscription rights, conversion rights, registration or redemption provisions with respect to any shares of Voting Common Stock.

The rights, preferences, and privileges of holders of Voting Common Stock are subject to, and may be adversely affected by, the rights of the owners of any series of Preferred Stock which the Registrant may designate and issue in the future.

Description of Nonvoting Common Stock

Except with respect to voting rights, the Registrant’s authorized Nonvoting Common Stock is identical in all respects to its Voting Common Stock. Thus, if shares of Nonvoting Common Stock are issued in the future, holders of that Nonvoting Common Stock would participate equally per share with holders of Voting Common Stock in the distribution of assets upon liquidation and in the payment of dividends and other non-liquidating distributions.

Holders of shares of Nonvoting Common Stock have no voting rights, except as otherwise required by the Model Business Corporation Act of the State of Nebraska. There are no preemptive or other subscription rights, conversion rights, registration or redemption provisions with respect to any shares of Nonvoting Common Stock.

Description of Preferred Stock

The Registrant has authorized unissued 10,000,000 shares of Preferred Stock which remain available for future designation. Our Board of Directors, without further action by the shareholders, may issue these undesignated shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any unissued series of Preferred Stock.

Description of Common Stock Incentives

The Registrant’s Board of Directors and Shareholders have approved its 2019 Long Term Incentive Plan covering up to 51,000,000 shares of Voting Common Stock for the possible grant of Options, Restricted Stock Awards, Restricted Stock Units, SARs, Performance Units, Performance Bonuses, Stock Awards and Other Incentive Awards to eligible employees and the grant of Nonqualified Stock Options, Restricted Stock Awards, Restricted Stock Units, SARs, Performance Units, Stock Award and Other Incentive Awards to consultants and eligible directors, subject to the conditions set forth in the Plan. All awards are required to be established, approved and/or granted by the Registrant’s Board of Directors.

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